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                          PRESS RELEASE

                          EXHIBIT 99(a)

FOR IMMEDIATE RELEASE
THURSDAY
SEPTEMBER 15, 1994

CONTACT PERSON:    STACY DUCKETT
                   DIRECTOR, CORPORATE COMMUNICATIONS
                   (501) 688-8229

    TCBY REPORTS NET INCOME AND REVENUES UP 25% YEAR-TO-DATE
                     BOARD DECLARES DIVIDEND

LITTLE ROCK, AR - SEPTEMBER 15, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced an increase in net income of 25% in the first nine months of fiscal 1994; net income was $7,421,569 or $.29 per share, as compared to $5,950,997 or $.23 per share for the first nine months of fiscal 1993. Sales and franchising revenues in the first nine months of fiscal 1994 and 1993 were $118,275,523 and $94,271,323, respectively, a 25% increase.

Net income was $4,479,591 or $.18 per share as compared to $4,002,404 or $.16 per share for the third q uarter ended August 31, 1993, an increase
of 12%.   Sales  and franchising  revenues for  the third  quarter  ended
August 31, 1994 and 1993 were $50,674,680 and $37,226,098,  respectively, a 36% increase.

Same store sales for franchised and Company-owned stores combined increased 6% in the third quarter of fiscal 1994 as compared to the same period of the previous year. Franchised same store sales increased 7% while Company-owned same store sales increased 2% in the third quarter of fiscal 1994 as compared to the same period of the previous year.

TCBY had 2,732 total locations at the end of the third quarter (consisting of 1,372 franchised stores, 99 Company-owned stores and 1,261 non-traditional locations) as compared to 2,319 at the end of the third quarter of fiscal 1993, a net increase of 413 locations. During the third quarter of fiscal 1994, the TCBY system opened 225 new locations worldwide, consisting of 55 traditional stores and 170 non-traditional locations.

Frank D. Hickingbotham, Chairman of the Board and Chief Executive Officer said, "During the third quarter, the Company con-

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tinued its  national  television  campaign, and  introduced  several  new
products in  the Company-own    ed and  franchised stores.     The Company's
expansion  of  its  consumer  packaged  goods  into  the  retail  markets continued. During the third quarter of 1994, Consumer Packaged Goods sales increased 250% as compared to the same period of fiscal 1993 which we believe was a result of the Company's significant investment into the market development and promotion of its retail products. We are pleased with these positive results in the third quarter, and they represent the eighth consecutive quarter of earnings improvement over comparable quarters of the previous year."

The Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on October 11, 1994 to shareholders of record as of September 26, 1994.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, custom foodservice vehicles, and markets traditional style cup yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.


                        TCBY Enterprises, Inc.
                    Selected Financial Highlights
                   (000, Except Per Share Amounts)
                             (Unaudited)

                             Three Months Ended  Nine Months Ended
                                 August 31,          August 31,
                               1994     1993      1994      1993
Operating Results
Sales & Franchising Revenue  $ 50,675 $ 37,226  $118,276  $ 94,271
Net Income                   $  4,480 $  4,002  $  7,422  $  5,951
Net Income Per Share         $    .18 $    .16  $    .29  $    .23
Average Shares Outstanding     25,519   25,626    25,501    25,635
Dividends Paid Per Share     $    .05 $    .05  $    .15  $    .15


                                     August 31,        November 30,
                                        1994              1993
Financial Position
Current Assets                        $ 54,947          $ 52,895
Current Liabilities                   $ 12,664          $  8,834
Property, Plant & Equipment, Net      $ 55,643          $ 53,915
Total Assets                          $134,773          $128,691
Long-term Debt, less current portion  $  9,914          $ 11,487
Stockholders' Equity                  $109,057          $105,231

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